Exhibit 99.1

DOUBLEDOWN INTERACTIVE COMPLETES ACQUISITION OF iGAMING OPERATOR, SUPRNATION

Acquisition Establishes DoubleDown in New Gaming Category with Large Addressable

Market Opportunity Synergistic with Core Business and Expertise

SEATTLE, WASHINGTON – October 31, 2023 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today the completion of its previously announced acquisition of iGaming operator, SuprNation AB (“SuprNation”), for total cash consideration of approximately $36.5 million(1) (€34.3 million). The acquisition diversifies the digital games categories that DoubleDown addresses with the addition of three real-money iGaming sites in Western Europe. Following the closing, Mr. In Keuk Kim, Chief Executive Officer of the Company, will be appointed as the Chairman of SuprNation.

SuprNation is a technology company founded in 2015 to serve as a home for creative people in the iGaming industry. Its first product was launched in the summer of 2016, a casino intended to deliver a better user and gaming experience than what was previously available. SuprNation owns the VoodooDreams, NYSpinz and Duelz brands, and is licensed in Malta, Sweden, the Isle of Man and Great Britain.“The acquisition of SuprNation is an important step in establishing our presence in new high-growth gaming categories that are complementary to our core social casino operations where we can leverage our game developers’ expertise in game creation and our marketing platform to scale the business profitably,” said In Keuk Kim. “SuprNation has a strong and loyal player base in several European markets such as Sweden and the U.K., and we expect to add more regulated jurisdictions over time. We are confident in our ability to leverage our broad portfolio of casino game content and development expertise to further expand SuprNation’s differentiated online casino gaming experiences, such as their flagship title, Duelz.com, to drive growth in the business.

“In addition, to anticipated revenue growth opportunities which will benefit from both DoubleDown’s and SuprNation’s significant player engagement and monetization expertise, we expect to realize synergies in our player acquisition activities as well as other costs such as marketing, back office in-sourcing and potential native Apple/Android app development. We are delighted to welcome the SuprNation team members to DoubleDown and look forward to working collaboratively on our initiatives to drive growth across the business.”

Joakim Stockman and Henric Andersson, Co-Chief Executive Officers of SuprNation commented, “In combining DoubleDown’s and SuprNation’s strengths in game development and player engagement and monetization, we are excited about the prospects of accelerating the growth of SuprNation’s real-money iGaming operations. We look forward to working with In Keuk Kim and the entire DoubleDown team to further unlock SuprNation’s growth potential.”

Note: (1) Based on exchange rate of €1= $1.064 as of October 27, 2023.

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Forward-Looking Statements

This press release contains forward-looking statements relating to, among other things, the Company’s expectations related to the acquisition of SuprNation and its ability to achieve the intended benefits of the acquisition; and the Company’s future economic performance and its ability to achieve financial projections. Forward-looking statements often include words such as “outlook,” “projected,” “intends,” “will,” “anticipate,” “believe,” “target,” “expect,” and statements in the future tense are generally forward-looking. The achievement or success of the matters covered by such forward-looking statements involves significant risks, uncertainties and assumptions, including those described in the Company’s public filings with the SEC, copies of which may be obtained by visiting the Company’s Investor Relations web site or the SEC’s website at www.sec.gov. The Company’s actual results could differ materially from those predicted or implied, and reported results should not be considered as an indication of its future performance. Factors that could cause or contribute to such differences include, but are not limited to, delays or other challenges in the integration SuprNation and the success of its current and future games as part of the Company. Undue reliance should not be placed on such forward-looking statements, which are based on information available to the Company on the date hereof. the Company assumes no obligation to update such statements.

DoubleDown Contacts:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

or

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com